June 10, 2011

Mark C. Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

(202) 551-3319 (Tel)

(703) 813-6982 (Fax)

Re:

Kiska Metals Corporation (the “Corporation”)

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Response Letter Dated February 3, 2011

File No. 000-31100

Dear Mr. Shannon:

Set forth below are the Corporation’s responses to the comments (“Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s April 26, 2011 letter to the Corporation. For ease of reference, each of the Corporation’s responses is preceded by the corresponding Staff comment (in italics) to which it relates.

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Change in Registrant’s Certifying Accountant, page 116

1.

We note your response to our prior comments two through six refer to your proposed second amended transition report on Form 20-F/A-2. However, it does not appear that such support was provided with your response. Please either amend your filing or provide us with a sample of your proposed disclosure regarding changes in your certifying accountant so that we may fully evaluate your response to our prior comments two through six. Please limit your response to the disclosure related to our comment and do not furnish us with a draft of your entire amended filing.

The Corporation’s Response to Staff Comment One:

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

For the Corporation’s response to Staff Comment One, please refer below to the sample of its proposed modified disclosure for entire Item 16F: Change in Registrant’s Certifying Accountant and updated letters from former accountants to be attached as Exhibits 15.1 and 15.2 to its second amended transition report on Form 20-F/A-2.

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Ernst & Young LLP Chartered Accountants (“E&Y”) resigned as the Corporation’s principal accountant effective June 11, 2008. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of E&Y on the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2007 did not contain an adverse opinion or a disclaimer of opinion. However, E&Y added a paragraph, required by reporting standards in the United States, but not by reporting standards in Canada if the doubts about the Corporation's ability to continue as a going concern is included in the notes to the consolidated financial statements, explaining that the Corporation’s financial statements are affected by conditions and events that cast substantial doubt on its ability to continue as a going concern, such as those described in Note 1 to the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2007.

During the Corporation’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

The Board of Directors appointed McGovern, Hurley, Cunningham, LLP Chartered Accountants (“MHC”) to be the Corporation’s principal accountant effective June 11, 2008.

The report of MHC on the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion. However, MHC added a paragraph, required by reporting standards in the United States, but not by reporting standards in Canada if the doubts about the Corporation's ability to continue as a going concern is included in the notes to the consolidated financial statements, explaining that the Corporation’s financial statements are affected by conditions and events that cast substantial doubt on its ability to continue as a going concern, such as those described in Note 1 to the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2008.

During the Corporation’s two most recent fiscal years and any subsequent interim period prior to engaging MHC, the Corporation did not consult MHC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

MHC resigned as the Corporation’s principal accountant on October 20, 2009. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

During the Corporation’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with MHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of MHC would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

The Corporation engaged Hay & Watson Chartered Accountants (“H&W”) as its principal accountant to audit its financial statements effective October 15, 2009. H&W remains the Corporation’s principal accountant.

During the Corporation’s two most recent fiscal years and any subsequent interim period prior to engaging H&W, the Corporation did not consult H&W regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

The Corporation has provided Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP with a copy of its disclosures under Item 16F of this amended transition report on Form 20-F/A-2. The Corporation has requested that Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP each furnish the Corporation with an updated letter addressed to the Commission stating whether it agrees with the statements made by the Corporation in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Corporation has filed each letter from Ernst & Young LLP and McGovern, Hurley, Cunningham, LLP as Exhibits 15.1 and 15.2 to this amended transition report on Form 20-F/A-2.

EXHIBIT 15.1

LETTER TO THE COMMISSION OF FORMER PRINCIPAL ACCOUNTANT

ERNST & YOUNG LLP

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

RE:

KISKA METALS CORPORATION

AMENDED TRANSITION REPORT ON FORM 20-F/A-2

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dear Sir/Madam:

We have reviewed a copy of the disclosures that Kiska Metals Corporation (the “Registrant”) is making in response to Item 16F: Change in Registrant’s Certifying Accountant contained in the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period ended December 31, 2009.

We agree with the statements made by the Registrant in response to Item 16F(a) of the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period ended December 31, 2009.

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

We consent to the filing of this letter as an exhibit to the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period ended December 31, 2009.

[MONTH, DAY], 2011

                             /s/ “Ernst & Young LLP”

Vancouver, British Columbia, Canada

     Former Principal Accountant

of Kiska Metals Corporation

EXHIBIT 15.2

LETTER TO THE COMMISSION OF FORMER PRINCIPAL ACCOUNTANT

MCGOVERN, HURLEY, CUNNINGHAM, LLP

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

RE:

KISKA METALS CORPORATION

AMENDED TRANSITION REPORT ON FORM 20-F/A-2

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dear Sir/Madam:

We have reviewed a copy of the disclosures that Kiska Metals Corporation (the “Registrant”) is making in response to Item 16F: Change in Registrant’s Certifying Accountant contained in the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period ended December 31, 2009.

We agree with the statements made by the Registrant in response to Item 16F(a) of the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period ended December 31, 2009.

We consent to the filing of this letter as an exhibit to the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period ended December 31, 2009.

[MONTH, DAY], 2011

 /s/ “McGovern, Hurley, Cunningham, LLP”

Vancouver, British Columbia, Canada

Former Principal Accountant of Kiska Metals Corporation

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

Transition Report on Form 20-F/A-1 for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Controls and Procedures, page 84

2.

We note your response to our prior comments eight and nine. Please tell us whether you believe this restatement was the result of i) a prior period error, or ii) a change in accounting policy, or iii) a change in accounting estimate, as those terms are defined in the CICA Handbook Section 1506.05 (Part V, pre-changeover accounting standards). Please explain the basis for your conclusion. To the extent you believe your restatement was the result of a prior period error, please expand your disclosure in accordance with our prior comments eight and nine from our letter dated December 30, 2010, or tell us why you believe a restatement of a prior period error is not indicative of a material weakness in your internal control over financial reporting and your disclosure controls and procedures. Refer to paragraphs 69 and 90 of Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

The Corporation’s Response to Staff Comment Two:

The restatement is defined as a prior period error in accordance with paragraph 1506.05(c) of the  CICA Handbook.

As we noted in our previous response, the restatement was made after the Corporation had extensive discussions with the staff of the British Columbia Securities Commission (“BCSC”) on the appropriate method of accounting for and presenting, under Canadian GAAP, the portion of the payment made by the Corporation in August 2009 for all the outstanding shares of Rimfire Mineral Corporation (“Rimfire”) over the identifiable net assets of Rimfire (the “Excess Payment”) at that date.

The Management of the Corporation at the time of the proposed acquisition of Rimfire had determined that the Excess Payment should be recognized as a cost of acquiring the mineral properties of Rimfire, based on its evaluation of those mineral properties. Following the completion of the acquisition, the changes planned in the composition of the board of directors and the transfer of the management of the Corporation to the former management of Rimfire were completed.

At the time the financial statements for the fiscal year ended December 31, 2009 were being prepared, the new management of the Corporation determined that the estimated value of the mineral properties of Rimfire at the date of acquisition was considerably lower than the original amount allocated and that the Excess Payment was made for the purposes of acquiring the skills and experience of the former management of Rimfire. The Excess Payment was therefore reallocated to “Goodwill”, representing the estimated fair value of a strong post-acquisition board of directors who have expertise in capital markets and project advancement and an enhanced management team

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships.

The staff of the BCSC informed the Corporation that it could be concluded that the recharacterization of the Excess Payment from Mineral Properties to Goodwill could have been made on the basis of information available to the new board and management of the Corporation which was not available to the old board and management of the Corporation, or on the basis of future plans made by the new board and management which was based on information not available to the old board and management. As the Corporation did not have information available to it which could conclusively identify how the old board and management had made its decision on the Excess Payment, the new board and management of the Corporation agreed with the BCSC that the Corporation should revert the characterization of the excess payment as mineral property acquisition costs, as the prior, pre-acquisition management of the Corporation had measured and presented it.  The Corporation  agreed to present the estimated fair value of the mineral properties acquired on a prospective basis, and restated and reissued financial statements in Canada and included such statements in its first amended transition report filed with the SEC on November 26, 2010.

As noted in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, paragraph 69, a “restatement of previously issued financial statements to reflect the correction of a material misstatement” may indicate a material weakness in internal control over financial reporting.  The Corporation respectfully submits that the restatement and reissue of its consolidated audited financial statements for the fiscal year ended December 31, 2009 resulted from a good faith difference in interpretation of Canadian GAAP between the BCSC on the one hand and the Corporation and its auditors on the other hand, and not from any material weakness in its disclosure controls and procedures or internal control over financial reporting.

The Corporation respectfully directs the Staff’s attention to page 40 of the Commission’s Release 34-55929, which states in relevant part:

“…While there is no requirement for management to reassess or revise its conclusion related to the effectiveness of ICFR [internal control over financial reporting], management should consider whether its original disclosures are still appropriate and should modify or supplement its original disclosure to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement…

…Similarly, while there is no requirement that management reassess or revise its conclusion related to the effectiveness of its disclosure controls and procedures, management should consider whether its original disclosures regarding effectiveness of disclosure controls and procedures need to be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading…”

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

The Corporation filed its first amended transition report on Form 20-F/A-1 on November 26, 2010 for the purpose of restating and reissuing financial information for the fiscal year ended December 31, 2009.

Based on the foregoing analysis, the Corporation’s certifying officers continue to believe that the Corporation’s disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2009. Hence, no sample proposed modified disclosure for Item 15: Controls and Procedures is included with the Corporation’s response to Staff Comment Two. Pursuant to Release 34-55929, the Corporation respectfully takes the position that its certifying officers are not required to reassess or revise its conclusions regarding the effectiveness of the Corporation’s disclosure controls and procedures and internal control over financial reporting.

Report of Independent Registered Chartered Accountants, page 91

3.

We note your response to our prior comment nine refers to your proposed second amended transition report on Form 20-F/A-2. However, it does not appear that such support was provided with your response. Please either amend your filing or provide us with the audit reports you intend to file so that we may fully evaluate your response to our prior comment. Please limit your response to the disclosure related to our comment and do not furnish us with a draft of your entire amended filing.

The Corporation’s Response to Staff Comment Three:

The audit reports that the Corporation intends to file with its second amended transition report on Form 20-F/A-2 are attached as Exhibit “A” to this letter.

Note 1 – Organization and Operations – Operations and Basis of Consolidation, page 98

4.

We note your response to our prior comment 12. Pursuant to Rule 12g-3(f), you were required to file a Form 8-K (or its equivalent) indicating the paragraph of Rule 12g-3 you were relying upon. Please tell us why you did not file a Form 6-K under the EDGAR Form type 8-K12G3 announcing the merger and Kiska’s/Geoinformatics’s succession to Rimfire’s Section 12 registration. Please note that upon the filing of such form, a new file number is generated for the successor company, and you should not continue to use the predecessor’s file number. Please refer to question 150.01 of the Compliance and Disclosure Interpretations for the Exchange Act Rules, which can be found at the following website:

http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

The Corporation’s Response to Staff Comment Four:

For the reasons set forth below, the Corporation respectfully submits that under the plain wording of the Commission’s rules:

(i)

it was not and is not required to file a Form 8-K on the Commission’s EDGAR filing system in order to effect the Corporation’s succession to Rimfire Mineral Corporation’s (“Rimfire”) Exchange Act Section 12(g) registration;

(ii)

it submitted all material information regarding the Rimfire/Geoinformatics Arrangement to the Commission in July/August 2009, when it furnished such information to EDGAR under cover of a series of Form 6-Ks; and

(iii)

it should continue to use the Commission file number of its predecessor Rimfire (000-31100) to file and furnish its Exchange Act reports.

Exchange Act Rule 12g-3 states in part:

Registration of securities of successor issuers under Section 12(b) or 12(g).

* * *

(f) An issuer that is deemed to have a class of securities registered pursuant to section 12 of the Act (15 U.S.C. 78 l) according to paragraphs (a), (b), (c) or (d) of this section shall indicate in the Form 8-K (249.308 of this chapter) report filed with the Commission in connection with the succession, pursuant to the requirements of Form 8-K, the paragraph of section 12 of the Act under which the class of securities issued by the successor issuer is deemed registered by operation of paragraphs (a), (b), (c) or (d) of this section. If a successor issuer that is deemed registered under section 12(g) of the Act (15 U.S.C. 78 l (g)) by paragraph (d) of this section intends to list a class of securities on a national securities exchange, it must file a registration statement pursuant to section 12 (b) of the Act (15 U.S.C. 78 l (b)) with respect to that class of securities.

[Emphasis added]

Question 150.01 of the Compliance and Disclosure Interpretations states:

Question 150.01

Question: Under Exchange Act Rule 12g-3, must a Form 8-A, or any other form, be filed in order for the securities of a successor issuer to be deemed registered under Section 12?

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

Answer: No. Rule 12g-3 provides for the registration of the securities of successor issuers under the Exchange Act. The securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction, using the predecessor’s file number. After the Form 8-K is filed, a new file number will be generated for the successor company. When two reporting companies consolidate, each of the predecessor companies should file a Form 15 in connection with the succession. [September 30, 2008]

[Emphasis added]

Under Rule 12g-3(f), the only report required to be filed by a successor issuer is a Form 8-K report. On its face, Rule 12g-3(f) does not require a successor issuer to “file a Form 8-K (or its equivalent).”  Question 150.01 also confirms that “the successor must file a Form 8-K” and no other form.

The Corporation respectfully submits that, by virtue of its status as a foreign private issuer (as defined in Exchange Act Rule 3b-4), both now and at the time of the Rimfire/Geoinformatics Arrangement, it was not required to file Form 8-K as stated in the Staff’s Comment Four.

Exchange Act Rule 13a-1 states in relevant part:

Every issuer having securities registered pursuant to section 12 of the Act (15 U.S.C. 78 l ) shall file an annual report on the appropriate form authorized or prescribed therefor for each fiscal year after the last full fiscal year for which financial statements were filed in its registration statement. Annual reports shall be filed within the period specified in the appropriate form.

Exchange Act Rule 13a-16 states in relevant part:

(a)

Every foreign private issuer which is subject to Rule 13a-1 (17 CFR 240.13a-1) shall make reports on Form 6-K…

Exchange Act Rule 13a-11 states in relevant part:

(a) Except as provided in paragraph (b) of this section, every registrant subject to 240.13a-1 shall file a current report on Form 8-K within the period specified in that form unless substantially the same information as that required by Form 8-K has been previously reported by the registrant.

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

(b) This section shall not apply to foreign governments, foreign private issuers required to make reports on Form 6-K (17 CFR 249.306) pursuant to 240.13a-16…

[Emphasis added]

Clearly, subsection (b) of Exchange Act Rule 13a-11 provides that any requirement to file Form 8-K reports does not apply to foreign private issuers. Hence, as a foreign private issuer both at the time of the Rimfire/Geoinformatics Arrangement and since that time, the Corporation was not (and is not) required under Rule 12g-3(f) to file a Form 8-K, or any other form with respect to the succession transaction other than the Form 6-K reports it has already furnished.

We further respectfully submit that those seeking information on the Corporation via EDGAR will readily locate it.

In conclusion, we respectfully request that the Staff advise us as to what further actions, if any, we should take with regard to this matter.

In responding to the Staff’s comments, the Corporation acknowledges that:

•

the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the Corporation’s Chief Financial Officer Adrian Rothwell at (604) 484-1235, with any questions regarding the Corporation’s responses to the Staff’s Comments. Please contact me at (604) 669-6660 with any other questions.

Yours truly,

KISKA METALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President, Chief Executive Officer and Director

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

June 10, 2011

Exhibit A:

Audit Reports intended to be filed with the Corporation’s Second Amended Transition Report on Form 20-F/A-2

Amended and Restated

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Kiska Metals Corporation

We have audited the amended and restated consolidated balance sheet of Kiska Metals Corporation (the “Company”) as at December 31, 2009 and the amended and restated consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year then ended (all expressed in Canadian dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these amended and restated consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated March 29, 2010 on the original consolidated financial statements as at and for the year ended December 31, 2009 has been withdrawn as those  financial statements have been revised for the change in the recording of goodwill on the balance sheet arising from the acquisition of Rimfire Minerals Corporation, the recording of mineral property impairment on the statement of operations and the disclosure of differences between generally accepted accounting principles in Canada and the United States.  For further explanation of the revisions, see Note 3 to the amended and restated consolidated financial statements.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of United States generally accepted accounting principles on the net loss for each year and the total assets and shareholders’ equity at the end of each year in these consolidated financial statements is summarized in Note 19 to the amended and restated consolidated financial statements.

The consolidated financial statements as at December 31, 2008 and for the years ended December 31, 2008 and 2007 were, except as to Note 19, audited by other auditors who expressed an opinion without reservation on those statements in their reports dated April 17, 2009 and April 23, 2008.  We have audited the information in Note 19 for the years ended December 31, 2008 and 2007 and, in our opinion, such information is presented fairly in all material respects.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010, except as to Notes 1, 3, 15, 18, and 19 which are as of November 18, 2010

Amended and Restated

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 29, 2010, except as to Notes 1, 3, 15, 18 and 19 which are as of November 18, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered chartered accountants when these are adequately disclosed in the financial statements.

“Hay & Watson”

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010, except as to Notes 1, 3, 15, 18 and 19 which are as of November 18, 2010

Amended and Restated

AUDITORS’ REPORT

To the Shareholders of

Geoinformatics Exploration Inc.

We have audited the consolidated balance sheet of Geoinformatics Exploration Inc. (“the Company”) as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity (deficit) and accumulated other comprehensive (loss) income for the year then ended, excluding Note 19. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements, excluding Note 19, present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 23, 2008.

McGOVERN, HURLEY, CUNNINGHAM, LLP

    “McGovern, Hurley, Cunningham, LLP”

Chartered Accountants

Licensed Public Accountants

TORONTO, Canada

April 23, 2010

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

TORONTO, Canada

April 23, 2010

2005 Sheppard Avenue East, Suite 300, Toronto Ontario, Canada M2J 5B4

Telephone: (416) 496-1234    Fax: (416) 496-0125   Email: info@mhc-ca.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

We have audited the consolidated statements of operations and comprehensive loss, statements of shareholders’ equity, and cash flows of Kiska Metals Corporation (the “Company”) for the year ended December 31, 2007, excluding Note 19. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above, excluding Note 19, present fairly, in all material respects, the results of the operations and the cash flows of Kiska Metals Corporation for the year ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Toronto, Canada

April 23, 2010

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

Amended and Restated

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Toronto, Canada

April 23, 2010

“Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants